William Gleeson

WilliamG@prestongates.com

206-467-2833

April 21, 2006

Via EDGAR Correspondence & U.S. Mail

Mr. Michael Pressman

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Alaska Air Group (the “Company”)
Preliminary Proxy Material filed by Steve Nieman

Dear Mr. Pressman:

This follows up on our telephone call concerning the revised preliminary proxy material filed by Steve Nieman of April 17, 2006 (referred to in this letter generically as “Mr. Nieman’s proxy statement” and the “proxy card”). We have comments on two matters.

Proposal No. 10

Mr. Nieman’s proxy statement (page 27 of 31) and the proxy card (page 30 of 31) contain a tenth proposal, one more than the number in the Company’s proxy statement and proxy card.

The proposal was not submitted in accordance with the Company’s advance notice bylaw and as a result, it is not proper business for the annual meeting and will not be voted on. The Company informed Mr. Nieman that it is not proper business by letter dated April 3, 2006. Mr. Nieman filed the letter as additional soliciting material on April 10, 2006. Neither in that filing, nor in Mr. Nieman’s proxy statement, does Mr. Nieman dispute the Company’s position.

We believe that it is a violation of Rule 14a-9 to solicit proxies for a proposal that the solicitor knows will not be proper business at the meeting and thus will not be voted on and we respectfully submit that Mr. Nieman’s proxy statement and proxy card delete Proposal No. 10.

Mr. Michael Pressman

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

April 21, 2006

Using the Company’s Proxy Card and VIF to Vote for Nieman’s Nominees

Section VII.B of Mr. Nieman’s proxy statement (page 9 and 10 of 31) states that shareholders can use the Company’s proxy card or Company’s VIF to vote for the Challengers’ nominees set forth in Mr. Nieman’s proxy statement. Mr. Nieman’s proxy statement says:

There are three other actions beneficial, registered and 401(k) employee stockholders can take to ensure their votes are counted in the manner they wish using the Company-AAG’s VIF and ballot card—and in time. (Remember, you are empowered at all times to vote the ballot card or VIF of the CHALLENGERS that will be available on www.votepal.com once our campaign begins):

•	Using the Company-AAG’s Definitive Proxy Statement with the SEC, you can print out the company’s VIF, check “Withheld From All Nominees” and write in by hand the names of the CHALLENGER nominees you wish to vote for. Be sure to include your VC#. Then mail the card to The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. Be sure to obtain and attach an authorized legal form of proxy from ADP. This can be most quickly obtained by phoning ADP’s system at (800) 690-6903 or accessing ADP’s Internet site at www.proxyvote.com. Follow the prompts or clicks to check the box that says: Place X here if you plan to attend and vote your shares at the meeting.” At this time, this is the only way a request for a legal form of proxy will be automatically generated, and trigger the process of this important paper being mailed to you.

•	If your proxy materials from the-Company AAG were mailed, you can check “Withheld From All Nominees” and write in by hand the names of the CHALLENGER nominees you wish to vote for. Be sure to include your VC#. Then mail the VIF to The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. Be sure to obtain and attach your authorized legal form of proxy letter from ADP using the instructions above.

•	If you received your VIF electronically, you will need to print out the form and then check “Withheld From All Nominees” and write in by hand the names of the CHALLENGER nominees you wish to vote for. Be sure to include your VC#. Then mail the VIF to the The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. Be sure to obtain and attach an authorized legal form of proxy from ADP using the instructions written above.

•	For 401(k) plan participants, follow the procedure listed above regardless whether you receive your proxy mailing form ADP electronically or via the mail. Be sure to include your VC#. You will NOT require a legal form of proxy in this one case. Then mail the VIF to The AAG CHALLENGER PROXY COMMITTEE c/o Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483.

Mr. Michael Pressman

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

April 21, 2006

This voting method can be used to vote regardless how your own shares for any combination of a total of four nominees out of the seven who are running.

For the following reasons, among others, the disclosure set forth should be stricken from Mr. Nieman’s proxy statement and in light of the disclosure already made in Mr. Nieman’s preliminary proxy statement, the definitive proxy statement should affirmatively indicate that the Company’s proxy card and the Company’s VIF can not be used to vote for the Challengers’ nominees. In the alternative, Mr. Nieman should file a version of the Company proxy card and the Company VIF under Rule 14a-6 making the necessary changes so that the instructions are accurate and effective and that the proxy rules are complied with. The disclosure above should be rewritten accordingly.

Nieman’s Instructions to Shareholders are Ineffective to Cause the Named Proxies to Vote for Nieman’s Candidates

A review of the Company’s proxy card and Company’s VIF card in light of the instructions in Mr. Nieman’s proxy statement indicate that if shareholders follow those instructions, their shares will not be voted for the Challengers’ nominees. In order for the proxy card to be used to vote for Nieman’s nominees, the proxy card would have to be rewritten.

To illustrate the problems with the instructions in Mr. Nieman’s preliminary proxy statement, let us focus on the second bulleted paragraph above, which refers to the Company’s proxy card. (The comments apply equally well to the VIF card).

The Company’s proxy card provides as follows:

ALASKA AIR GROUP, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL MEETING OF STOCKHOLDERS

MAY 16, 2006

The stockholder hereby appoints William S. Ayer and Keith Loveless, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Alaska Air Group, Inc., that the stockholder is entitled to vote at the Annual Meeting of Stockholders to be held at 2 p.m. Pacific Time on Tuesday, May 16, 2006, at the Museum of Flight, 9404 E. Marginal Way South, Seattle, Washington, and any adjournment or postponement thereof.

Mr. Michael Pressman

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

April 21, 2006

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE

STOCKHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR

THE ELECTION OF NOMINEES FOR THE BOARD OF DIRECTORS LISTED ON THE REVERSE

SIDE

AND FOR PROPOSALS 2 AND 3 AND AGAINST 4 THROUGH 9.

THE DIRECTORS RECOMMEND A VOTE “FOR” ITEMS 1, 2 AND 3 AND “AGAINST” 4 THROUGH 9.	For All	Withhold All	For All Except
Vote on Directors	☐	☐	☐
1. To elect as Directors of Alaska Air Group, Inc., the nominees listed below.
01) Patricia M. Bedient
02) Bruce R. Kennedy
03) Jessie J. Knight, Jr.

04) J. Kenneth Thompson

To withhold authority to vote, mark “For All Except” and write the nominee’s number on the line above.

The language in bold type on the Company’s proxy card requires the named proxies to vote in accordance with the directions.

Mr. Nieman’s preliminary proxy statement has directed shareholders to mark “Withhold All” and then to write in the Challengers’ nominees on the line provided on the Company’s card.

But the instructions on the Company’s proxy card clearly indicate that the line is to be used to withhold authority to vote for the nominees named on the card. There is nothing on the face of the card to instruct the named proxies to vote for persons whose names are written on the line.

If Mr. Nieman’s instructions are followed, the only instructions to the named proxies are to withhold from all of the Company’s nominees and to withhold from the Challengers’ nominees. Without regard to how the named proxies handle the instruction to withhold from the Challengers’ nominees or how they handle the fact that there are two withhold instructions, the named proxies have clearly not been instructed to vote for the Challengers’ nominees.

Mr. Michael Pressman

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

April 21, 2006

If Nieman’s Instructions are Followed, the Proxy Card Would Violate Rule 14a-4(a)(1)

Rule 14a-4(a)(1) requires that “the form of proxy shall indicate in bold-face type whether or not the proxy is solicited on behalf of the registrant’s board of directors.” Anyone marking the card in accordance with Mr. Nieman’s instructions would clearly be responding to the solicitation by Mr. Nieman, not the Board of Directors. Yet a card so marked would say that the votes are being solicited on behalf of the Board of Directors, which would clearly be wrong. A card marked in accordance with Mr. Nieman’s instructions would have to be rewritten to comply with Rule 14a-4(a)(1).

In order for the Company’s Card to be Used to Vote for the Challenger’s Nominees, the Proxy Card Would have to be Extensively Marked and Filed as Preliminary Proxy Material Under Rule 14a-6

There is no doubt that Mr. Nieman is trying to use the Company’s proxy card to solicit proxies to vote in favor of the Challengers’ nominees. As is obvious from the two previous comments, in order the Company’s card to accomplish Mr. Nieman’s goals, it is necessary to radically revise the card. In particular, it would be necessary:

a.	to eliminate the statements that the proxy is solicited on behalf of the Board of Directors and in absence of directions it will be voted for the Company nominees;

b.	to provide explicit instructions on how to vote for the Challengers nominees to comply with the provisions of 14a-4(d)(4); and

c.	to change the named proxies since neither of the named proxies on the Company’s card has agreed to, and they will not, vote for the Challengers’ nominees. They have agreed to vote in accordance with the proxy card as written, not in accordance with a totally rewritten card.

We know of no specific authority that deals with a situation where a dissident issues written instructions on how to mark up a company proxy card so that it can be used to vote for the dissident’s nominees. But the logic of Rule 14a-6 indicates if the dissident intends to use a changed version of the company card to solicit votes for the dissident’s nominees, the dissident should file a copy of the marked card so that it can be reviewed by the staff. Indeed, if Mr. Nieman had filed a marked version of the Company’s card with his preliminary proxy material, the flaws in his instructions to shareholders — anyone following Mr. Nieman’s instructions would want to vote for the Challenger nominees, but following the instructions would not result in such a vote — would have been readily apparent to the staff.

Mr. Michael Pressman

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

April 21, 2006

The comments above are equally applicable to the VIF cards and we will not repeat them.

If you have any questions, please feel free to call the undersigned or Chris Visser at (206) 623-7580 or Karen Gruen at the Company at (206) 392-5102.

Very truly yours,

Preston Gates & Ellis LLP

By	/s/ William Gleeson
William Gleeson

cc:	Steve Nieman